EXHIBIT 99(a)

[VULCAN LETTERHEAD]

April 15, 2004

Plains Resources Inc.

700 Milam Street, Suite 2100

Houston, TX 77002

Attn: The Special Committee of the Board of Directors

Gentlemen:

We have seen the letter, dated April 13, 2004 (the “Leucadia Letter”), that you received from a group led by Pershing Square, L.P., Pershing Square GP, LLC, Leucadia National Corporation and William Ackman (the “Leucadia Group”). We reiterate our belief that the all-cash transaction provided for in our merger agreement remains superior to the revised proposal made by the Leucadia Group on March 19, 2004 (the “Leucadia Proposal”). We are confident that you will conclude that it would not be in the best interest of Plains Resources and its shareholders or Plains All American Pipeline, L.P. (“PAA”) to pursue the Leucadia Proposal.

The Leucadia Letter does not address, and in fact seems intended to divert attention from, significant issues as to the viability of the Leucadia Proposal that we have discussed with your advisors. These issues were reflected in our presentation to your advisors filed as part of the second amendment, dated March 24, 2003, to our Schedule 13D.

The Leucadia Letter provides interesting viewpoints on certain differences between the notes (the “Notes”) to be issued in connection with the Leucadia Proposal and the Variable Rate Exchangeable Debentures due 2010 that were issued by SPF Pipeline Holdings, Inc. However, it totally ignores the fundamental deficiencies previously identified by the special committee. We believe that the most significant of these issues include that, in our view:

•	The Leucadia Proposal presents significant tax, structural and valuation issues, including:

•	substantial risk of the transaction resulting in a taxable event for Plains Resources shareholders without the distribution of sufficient cash to cover such taxes;

•	substantial risk that after-tax cash distributions to holders of the Notes and the Plains Resources preferred stock (the “Preferred Stock”) to be issued in the Leucadia Proposal would be less than after-tax cash distributions to holders of PAA limited partnership units (“PAA Units”);

•	the non-deductibility of dividends paid on the Preferred Stock, which would impair Plains Resources’ ability to meet its interest, dividend and principal obligations on the Preferred Stock and the Notes;

•	substantial risk that Leucadia will not be able to consolidate Plains Resources for tax purposes and that therefore any NOL carryforward of the Leucadia consolidated group would not be available to offset taxable income and gains on the PAA Units owned by Plains Resources, which would impair Plains Resources’ ability to meet its interest, dividend and principal obligations on the Preferred Stock and the Notes;

•	substantial risk that interest on the Notes would not be currently deductible by Plains Resources, which would impair Plains Resources’ ability to meet its interest, dividend and principal obligations on the Preferred Stock and the Notes;

•	the inability of Plains Resources to offset the imbedded tax liability and any future gains from a sale of PAA Units within five years with Leucadia NOLs regardless of the consolidation issue, which could impair Plains Resources’ ability to meet its principal obligations of the Preferred Stock and the Notes; and

•	the risk that certain classes of investors, including non-U.S. investors and certain institutional investors, would suffer negative tax consequences because they could be deemed to hold PAA Units.

•	The Leucadia Proposal would significantly over-leverage Plains Resources, which could impair Plains Resources’ ability to meet its interest, dividend and principal obligations and impact PAA’s credit rating.

•	No member of the Leucadia Group appears willing to utilize its balance sheet to support the Leucadia Proposal, resulting in the structural and tax risks associated with the Preferred Stock and the Notes being borne by the Plains Resources shareholders.

As you are aware, we believe that the Leucadia Proposal, while represented as being an improvement in the Leucadia Group’s original proposal, represents an effective reduction in value from that proposal. The virtual elimination of an already meager cash component, reduction in potential upside for Plains Resources holders by effectively capping the value of the Preferred Stock and unwillingness to address the issues referred to above lead us to believe that the Leucadia Proposal is worth less than their already inferior original proposal.

With respect to the valuation of the Leucadia Proposal, we have already expressed to you our view that you and your shareholders would be well served by obtaining an independent credit rating for the Notes and the Preferred Stock. We understand that the Leucadia Group has told you that they expect to receive a Moody’s rating for the Notes and the Preferred Stock this week. We question whether the Leucadia Group will provide such Moody’s rating to you if they are unhappy with the results. If the Leucadia Group is not forthcoming with the Moody’s rating this week, we urge you to obtain such rating on the Notes and the Preferred Stock to help you and the Plains Resources shareholders better assess the value of the Leucadia Proposal and the impact that the Leucadia Group’s proposed transaction may have on Plains Resources and PAA.

We are committed to completing our all-cash transaction with Plains Resources.

Respectfully,

/s/ David N. Capobianco

David N. Capobianco Vice President

cc:	R. Joel Swanson, Baker Botts L.L.P.

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